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                              November 3, 2023

       Jaisim Shah
       Chief Executive Officer
       Scilex Holding Company
       960 San Antonio Road
       Palo Alto, CA 94303

                                                        Re: Scilex Holding
Company
                                                            Registration
Statement on Form S-1
                                                            Filed October 20,
2023
                                                            File No. 333-275117

       Dear Jaisim Shah:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 20, 2023

       Cover Page

   1. In relation to the 13,000,000 shares of common stock issuable upon exercise of the warrants issued to
Oramed Pharmaceuticals Inc. in the September 21, 2023, private placement, please tell
us your basis for registering the offering of these shares on a primary basis. In this
regard, we note that these shares and warrants were issued pursuant to the exemptions
provided in Section 4(a)(2) of the Securities Act, and it appears that the warrants may be
exercisable within one year. Please consider the rationale set out in
                                                        Securities Act Sections
C&DI Questions 139.08, 239.15, and 103.04.
       Recent Developments
       September 2023 Preliminary Unaudited Financial Results, page 4

   2. We note your disclosure of preliminary sales amounts for the period ending September 30,
                                                        2023. It appears this
disclosure in isolation may provide an incomplete picture of your
 Jaisim Shah
Scilex Holding Company
November 3, 2023
Page 2
       financial results. Please provide context for the preliminary results by also disclosing net loss estimates or other line items for the same period.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.



                                                              Sincerely,
FirstName LastNameJaisim Shah
                                                              Division of
Corporation Finance
Comapany NameScilex Holding Company
                                                              Office of Life
Sciences
November 3, 2023 Page 2
cc:       Elizabeth Razzano
FirstName LastName